237 Park Avenue
New York, New York 10017.3142 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

December 8, 2009

Chambre Malone, Esq.
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Hydrogenics Corporation - Corporation Hydrogénique Registration Statement on Form F-3 Filed November 9, 2009 File No. 333-162998

Dear Ms. Malone:

On behalf of our client, Hydrogenics Corporation (the “Company”), we respond to the Staff’s comment letter, dated December 3, 2009, relating to the Company’s Registration Statement on Form F-3 (the “Form F-3”).

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter in italics, and include under each comment the Company’s response.

General

1.                                       We note that you appear to be a successor registrant and that you appear to be relying on General Instruction I.A.4 of Form F-3 to satisfy that form’s registrant requirements. In view of your disclosure on page 25 regarding the APIF Transaction, particularly the transfer of your historic tax attributes, which appear to have been a significant asset, please provide us supplementally with an analysis of how you determined that you are eligible to register this offering on Form F-3.

Response

As set forth in greater detail in the management proxy circular of the Company’s predecessor (“Old Hydrogenics”) dated June 25, 2009, which is incorporated by reference in the Form F-3, management of Old Hydrogenics concluded that its operations may not generate sufficient cash flow to fund its business plans and that pursuit of a non-dilutive financing would be in the best interests of its shareholders (the “Transaction”). Through the historic conduct of its business, Old Hydrogenics had accumulated non-capital losses and other tax attributes that could not be utilized by Old Hydrogenics in the foreseeable future; however as a result of the enactment of certain changes to the Canadian Income Tax Act in 2007, entities such as Algonquin Power Income Fund (“APIF”) had the incentive to make efficient use of the historic tax attributes accumulated by Old Hydrogenics. Old Hydrogenics had recorded a valuation allowance in its financial statements to reflect uncertainties associated with the realization of such tax attributes, and, accordingly, the net value of these tax attributes on Old Hydrogenics’ balance sheet was zero.

As part of the Transaction, Old Hydrogenics transferred substantially all its assets and liabilities (including the associated contractual obligations and liabilities), except the tax attributes that remained behind, to the Company, which was a wholly-owned subsidiary of Old Hydrogenics created solely for the purpose of the Transaction. Shareholders of Old Hydrogenics had their common shares exchanged for common shares of the Company on a one-for-one basis, and the Company now carries on the business previously carried on by Old Hydrogenics, with substantially all of the same assets, liabilities, directors, management and employees as Old Hydrogenics had prior to the Transaction, plus gross proceeds of approximately C$10.8 million for the tax attributes (which, as indicated above, had a net value of zero) that remained behind. Upon completion of the Transaction, the Company was renamed ‘‘Hydrogenics Corporation’’ and assumed Old Hydrogenics’ listings on the Nasdaq Global Market and the Toronto Stock Exchange.   Old Hydrogenics was renamed “Algonquin Power & Utilities Corp.” (“New Algonquin”) and was listed on the Toronto Stock Exchange. The securityholders of New Algonquin consist of the former securityholders of APIF, and APIF is now a subsidiary entity of New Algonquin.

In addition, we note that the Company’s predecessor (Old Hydrogenics) met conditions 1, 2 and 3 of General Instruction I.A. of Form F-3 at the time of succession, so pursuant to clause (b) of General Instruction I.A.4, the Company should be deemed to also meet such conditions.

Calculation of Registration Fee

2.                                       Your disclosure elsewhere in the prospectus indicates that selling security holders will offer securities under this registration statement. The unallocated shelf procedure may not be utilized by selling security holders. However, please note that a secondary offering may be included in the registration statement provided that the class of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table. Please revise your disclosure accordingly.

Response

The disclosure has been revised such that it no longer indicates that selling securityholders will offer securities under this registration statement.

Forward-Looking Statements, page 5

3.                                       Please delete the reference to the United States Private Securities Litigation Reform Act of 1995, as this safe harbor provision is not available to penny stock issuers.

Response

The Company does not believe that it is a penny stock issuer, as its securities do not qualify as “penny stock” as such term is defined in Rule 3a51-1 of the general rules and regulations under the Securities Exchange Act of 1934, as amended. The Company’s common shares are NMS stock, as they are listed on the Nasdaq Global Market, and, accordingly, they are excluded from the definition of “penny stock” pursuant to Rule 3a51-1(a). Moreover, the common shares are excluded from the definition of “penny stock” pursuant to Rule 3a51-1(g)(2), since the Company has had average revenue of at least $6,000,000 for its last three fiscal years.

Risk Factors, page 6

4.                                       Please delete the last sentence of the introductory paragraph as you are required to disclose all material risks in this section. See Item 503(c) of Regulation S-K.

Response

The last sentence of the introductory paragraph has been deleted, as requested.

Description of Debt Securities, page 34

5.                                       Please revise to include disclose the types of material provisions that will be included in the prospectus supplement. See Item 202(b) of Regulation S-K.

Response

The Description of Debt Securities has been revised, as requested, to include a disclosure of the types of material provisions that will be included in the prospectus supplement.

Selling Securityholders, page 41

6.                                       Please revise to provide the names of the selling shareholders and all other information required under Item 507 of Regulation S-K.

Response

As indicated in the response to comment no. 2, selling shareholders will not be offering securities under this registration statement.

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If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (212) 880-6010, by fax at (212) 682-0200 or by e-mail at abeck@torys.com.

Very truly yours,

/s/ Andrew J. Beck

Andrew J. Beck

cc:                         Dietrich King
Pamela Long
(U.S. Securities and Exchange Commission)

Lawrence Davis
(Hydrogenics Corporation)

John Emanoilidis
Danial Lam
(Torys LLP)